Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               December 10, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1120
                   European High Dividend Portfolio, Series 1
                       File Nos. 333-192100 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments in your letter dated December 3, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1120, filed on November 5, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European High Dividend Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. This section states that the Trust will invest at least 80% of the value of its assets in common stocks of European countries. Since the Trust's name includes the term "high dividend," please revise this policy to provide that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks of European countries. See Rule 35d-1(a)(2)(i) under the Investment Company Act. This section also states that the Trust will invest in a portfolio of companies "domiciled" in developed Europe. Please define "domiciled" in this section, and explain to us how the assets of a company domiciled in Europe are exposed to the economic fortunes and risks of Europe. See Investment Company Names, Investment Company Act Release No. 24828, at n.26 (Jan. 17, 2001).

     Response: With regard to the term "high dividend," we do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy because we believe that the phrase "high dividend" suggests an investment objective or strategy instead of a type of investment. The staff of the Commission has noted that there are instances where a term or phrase in the name of a fund does not indicate a particular type of investment or industry but, instead, refers to the investment objective or strategy of the fund. In the staff of the Commission's guidance titled "Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (found at http://www.sec.gov/divisions/investment/guidance/ rule35d-1faq.htm), Questions 8 and 9 discusses this possibility. Specifically, those questions and answers note that terms such as "tax-sensitive," "income" and "growth and income" suggest the investment objective or strategy of a fund rather than the type of investment. For example, the guidance states that "the term 'equity income' suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income." Similarly, we believe that "high dividend" suggests an investment objective or strategy of achieving high dividends. Therefore, we do not believe that this Trust's name falls under the Rule 35d-1's 80% naming policy.

     With regard to the statement that the Trust will invest in a portfolio of companies "domiciled" in developed Europe, the sentence has been revised to state: "The strategy will invest in a portfolio of companies that are included in the Russell Developed Europe Index, that distribute significant dividends and that have attractive dividend payout ratios that the sponsor believes are sustainable." The Russell Global Indexes methodology looks at various factors to determine the country assignment of a security and such determination chooses companies for the Russell Developed Europe Index that are exposed to the economic fortunes and risks of Europe.

Investment Summary -- Security Selection

     2. The second paragraph of this section states that the starting universe is "composed of names" from the Russell Developed Europe Index (the "Index"). Please revise this section by stating that the starting universe is composed of "securities" rather than "names," and make similar revisions to the second and third bullet points in this section. Also, please clarify whether the starting universe consists of all of the securities in the Index.

     Response:    The disclosures have been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren